
07006748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL
PROCESSING
RECEIVED
MAR 0 5 2007
WASH. D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis	Indiana	46206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson — (317) 264 - 2614 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Don W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Don W. Goelzer, Chairman
Title

STATE OF: Indiana
COUNTY OF: Marion

Before me the undersigned, a Notary Public for Johnson County, State of Indiana, personally appeared Don W. Goelzer and acknowledged the execution of this instrument, this _____ day of February, 2007

Signature

Patricia J. Trusty, Notary Public

My Commission expires: March 19, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Table of Contents


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 17 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 20, 2007

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	**December 31, 2006**	**December 31, 2005**
Cash and cash equivalents	$ 542,534	$ 136,272
Cash segregated under federal regulations	1,050	1,107
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	70,473	72,535
Receivable from shareholder	28,856	56,862
Other receivables	5,268	13,461
Securities owned at market value		
Marketable	240,854	900,768
Nonmarketable	-	21,108
Property and equipment	196,096	223,394
Other assets	80,944	83,407
Total Assets	$ 1,268,638	$ 1,611,477

Liabilities and Shareholders' Equity		
Accounts payable	$ 71,158	$ 34,835
Accrued retirement plan expenses	-	34,349
Accrued rent	184,826	183,954
Securities sold not owned	-	10,554
Other liabilities	48,989	56,637
Total liabilities	304,973	320,329
Shareholders' Equity		
Common stock, no par value	1,159,559	1,034,559
Additional paid-in-capital	454,509	454,509
Retained deficit	(650,403)	(197,920)
Total shareholders' equity	963,665	1,291,148
Total Liabilities and Shareholders' Equity	$ 1,268,638	$ 1,611,477

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2006	For The Years Ended December 31, 2005
Revenues		
Investment advisory fees	$ 3,159,049	$ 3,054,850
Commissions	869,025	932,037
Business valuations	518,859	472,974
Consulting fees	156,437	141,845
Investment banking	17,575	117,800
Net gains on firm securities trading accounts	13,749	48,481
Interest	40,813	32,241
Other	49,470	41,442
Total revenues	4,824,977	4,841,670
Operating Expenses		
Employee compensation and benefits	2,657,200	2,864,315
Commissions and floor brokerage	431,414	466,419
Communications	169,037	152,484
Occupancy and equipment rental	332,866	314,926
Promotional costs	146,345	128,316
Interest expenses	1,857	864
Other operating expenses	1,005,251	508,399
Total operating expenses	4,743,970	4,435,723
Net Income	$ 81,007	$ 405,947

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2004	$ 792,435	$ 454,509	$ (122,967)
Net income			405,947
Sale of common stock	242,124		
Shareholder distributions			(480,900)
Balance, December 31, 2005	1,034,559	454,509	(197,920)
Net income			81,007
Sale of common stock	125,000		
Shareholder distributions			(533,490)
Balance, December 31, 2006	$ 1,159,559	$ 454,509	$ (650,403)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flows

	For The Years Ended	
	December 31, 2006	December 31, 2005
Operating Activities		
Net income	$ 81,007	$ 405,947
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	63,926	64,968
Loss on retirement of assets	-	795
Changes in operating assets and liabilities		
Accounts receivable from customers	2,062	(2,461)
Net change in trading inventory	681,022	(699,724)
Shareholder receivables	28,006	27,195
Other receivables	8,193	(9,691)
Other assets	2,520	(15,805)
Accounts payable	36,323	(37,137)
Other liabilities	(51,679)	35,719
Net Cash Provided by (Used in) Operating Activities	851,380	(230,194)
Investing Activities		
Purchase of property and equipment, net of salvage	(36,628)	(12,500)
Net Cash Used in Investing Activities	(36,628)	(12,500)
Financing Activities		
Shareholder distributions	(533,490)	(480,900)
Sale of common stock	125,000	242,124
Net Cash Used in Financing Activities	(408,490)	(238,776)
Increase (Decrease) in Cash and Cash Equivalents	406,262	(481,470)
Cash and Cash Equivalents at Beginning of Year	136,272	617,742
Cash and Cash Equivalents at End of Year	$ 542,534	$ 136,272

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc., is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Most revenues are recognized when earned regardless of when cash is received. Business valuation revenues are recognized upon completion of the particular project. Uncollectible trade receivables are charged off when numerous collection attempts have failed.

Securities Owned
Marketable securities are valued at their quoted market value. Nonmarketable securities are valued at estimated fair value as determined by the Company's Chairman of the Board. The resulting differences between cost and market (or estimated fair value) are included in income.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $63,926 and $64,968 for the years ended December 31, 2006 and 2005, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2006 or 2005. The Company paid $1,857 and $864 in interest costs in 2006 and 2005, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,050 and $1,107 in 2006 and 2005, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory, valuation and consulting services.

Note 4 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2006	December 31, 2005
U. S. Government obligations, maturing in less than one year	$ -	$ 900,768
U. S. Government obligations, maturing within one to five years	240,854	-
	$ 240,854	$ 900,768

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2006	December 31, 2005
Copier/Fax equipment	$ 20,288	$ 20,288
Office furniture	246,286	233,507
Computer equipment	84,189	78,191
Computer software	22,366	66,606
Leasehold improvements	114,444	114,444
Telephone equipment	24,643	19,477
	512,216	532,513
Less: Accumulated depreciation	316,120	309,119
Total	$ 196,096	$ 223,394

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at December 31, 2004	459,074	119,647
Shares issued for compensation	-	19,116
Exercise of stock options	-	860
Balance at December 31, 2005	459,074	139,623
Shared issued	10,000	-
Balance at December 31, 2006	469,074	139,623

The Company and several of its employees have signed non-qualified stock option agreements. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2006 and 2005, 47,897 and 31,358 options were exercisable. Options are exercisable only after vesting.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/03 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 2.0911
Risk-free interest rate	2.84%	3.30%	3.57%
Expected life	3.3 years	4.3 years	5.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 1.0818
Risk-free interest rate	3.83%	4.07%	3.79%
Expected life	6.3 years	7.3 years	3.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	5/1/05 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.83%	3.92%	4.00%
Expected life	4.3 years	5.3 years	6.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	4.10%	3.80%	3.81%
Expected life	7.3 years	3.7 years	4.7 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.87%	3.93%	4.02%
Expected life	5.7 years	6.7 years	7.7 years
Expected volatility	Excluded	Excluded	Excluded

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 6 - Shareholders' Equity (Continued)

Assumption	5/16/06 Option Grant	5/16/06 Option Grant	5/16/06 Option Grant
Dividend per share per year	$ 0.8050	$ 0.8050	$ 0.8050
Risk-free interest rate	4.96%	4.94%	4.97%
Expected life	3.4 years	4.4 years	5.4 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/16/06 Option Grant	05/16/06 Option Grant
Dividend per share per year	$ 0.8050	$ 0.8050
Risk-free interest rate	5.02%	5.07%
Expected life	6.4 years	7.4 years
Expected volatility	Excluded	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2005	149,664	11.20
Exercised	-	
Forfeited	-	
Granted	8,093	12.52
Outstanding on December 31, 2006	157,757	11.27

Following is a summary of the status of fixed options outstanding at December 31, 2006:

Exercise Price Range	Number	Average Remaining Contractual Life
$10.36	15,679	0.3 years
$10.36	15,679	1.3 years
$10.36	16,539	2.3 years

Note 6 - Shareholders' Equity (Continued)

$12.20	7,751	2.3 years
$10.36	16,538	3.3 years
$12.20	7,751	3.3 years
$10.36	16,538	4.3 years
$12.20	7,752	4.3 years
$12.20	7,751	5.3 years
$12.20	7,751	6.3 years
$12.20	5,987	2.7 years
$12.20	5,987	3.7 years
$12.20	5,987	4.7 years
$12.20	5,987	5.7 years
$12.20	5,987	6.7 years
$12.52	1,619	3.4 years
$12.52	1,618	4.4 years
$12.52	1,619	5.4 years
$12.52	1,618	6.4 years
$12.52	1,619	7.4 years

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. Pension expenses for this SARSEP plan for the years ended December 31, 2006 and 2005 were $0.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2006 and 2005 was $0 and $34,349, respectively. The plan was able to purchase 1,854 shares of Company stock in 2006 and as of December 31, 2006 holds 25,691 shares. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 8 - Commitments and Contingent Liabilities

The Company is a defendant in two separate NASD dispute resolution claims filed by former customers for alleged breach of contract. An estimate of possible losses from the NASD disputes cannot be made as of the date of these financial statements. The Company believes the NASD dispute resolution claims are without merit and is vigorously defending its position.

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December		
2007	$	242,630
2008		249,015
2009		255,400
2010		261,785
2011		268,170
2012 to 2016		513,993
Total	$	1,790,993

Rental expenses for 2006 and 2005 were $241,568 and $234,303, respectively.

Note 9 - Concentrations of Credit Risk

Accounts receivable from customers which are not secured amounted to $70,473 and $72,535, at December 31, 2006 and 2005, respectively.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $584,753, which was $334,753 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 43.1%.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 11 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2006 unaudited Focus report and this report. The net effect was a increase in net capital of $5,246.

Net capital as reported on the unaudited Focus report of December 31, 2006	$	579,507
Decrease in classification of non-allowable assets		5,268
Increase in securities haircuts		(22)
Net Capital as Audited	$	584,753

Note 13 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Financial Condition

Assets	December 31, 2006	December 31, 2005
Cash and cash equivalents	$ 41,264	$ 28,816
Accounts receivable - customers	52,975	59,989
Property and equipment, net of depreciation	32,409	40,078
Other assets	11,857	11,790
Total Assets	$ 138,505	$ 140,673

Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 406,089	$ 394,910
Customer deposits	-	8,000
Accrued rent	41,128	41,128
Other liabilities	11,694	-
Total liabilities	458,911	444,038
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained deficit	(321,031)	(303,990)
Total shareholder's equity (deficit)	(320,406)	(303,365)
Total Liabilities and Shareholder's Equity	$ 138,505	$ 140,673

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended	
	December 31, 2006	December 31, 2005
Operating Revenues	$ 608,025	$ 649,284
Operating expenses	625,066	598,280
Net Income (loss)	(17,041)	51,004
Retained deficit, beginning of period	(303,990)	(354,994)
Retained deficit, end of period	$ (321,031)	$ (303,990)

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2006

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
	December 31, 2006	December 31, 2005
Operating Activities		
Net income (loss)	$ (17,041)	$ 51,004
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,823	12,388
Changes in operating assets and liabilities:		
Accounts receivable	7,014	1,405
Other current assets	(67)	189
Accounts payable	11,179	(78,486)
Other current liabilities	3,694	12,861
Net Cash Provided by (Used in) Operating Activities	17,602	(639)
Investing Activities		
Additions to plant	(5,154)	(1,513)
Net Cash Used in Investing Activities	(5,154)	(1,513)
Increase (Decrease) in Cash and Cash Equivalents	12,448	(2,152)
Cash and Cash Equivalents at Beginning of Year	28,816	30,968
Cash and Cash Equivalents at End of Year	$ 41,264	$ 28,816

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital

Shareholders' equity		$	963,665
Deduct ownership equity not allowable for Net Capital			-
Total capital and allowable subordinated liabilities			963,665
Less nonallowable assets:			
Furniture, equipment and leasehold improvements	163,687		
Other accounts receivable	46,354		
Prepaid expenses	69,086		
Investment in subsidiary	85,683		364,810
Net capital before haircuts on security positions			598,855
Haircuts on securities:			
U.S. government obligations	5,723		
Other	8,357		
Undue concentrations	22		14,102
Net capital		$	584,753

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2006

Aggregate Indebtedness		
General accounts payable	$	70,873
Accrued expenses and other liabilities		181,278
Total Aggregate Indebtedness	$	252,151
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		16,810
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement(greater of above two amounts)		250,000
Excess Net Capital	$	334,753
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$	559,538
Percentage of Aggregate Indebtedness to Net Capital		43.1%

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2006

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 20, 2007

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